UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: October 23, 2013

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VimpelCom Announces Inclusion in NASDAQ-100 Index®

Amsterdam (22 October, 2013), “VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NASDAQ:VIP), a leading global provider of telecommunications services, announces that the Company will be added to the NASDAQ-100 Index® effective October 29, 2013.

“NASDAQ-100 Index inclusion is an important milestone for VimpelCom and one of the reasons we viewed a listing on NASDAQ to be very attractive for the Company,” said Jo Lunder, Chief Executive Officer of VimpelCom. “Our listing on NASDAQ was a positive development for our shareholders, which has now been underscored by the Company’s inclusion in the NASDAQ-100. Both of these events demonstrate the progress the Company continues to make in executing against the initiatives of its Value Agenda.”

Launched in January 1985, the NASDAQ-100 Index® consists of 100 of the largest domestic and international non-financial securities listed on The NASDAQ Stock Market® based on market capitalization. As a result of the NASDAQ-100 inclusion, VimpelCom’s common shares will also be included in the PowerShares® QQQ ETF.

Read more: http://www.nasdaq.com/markets/indices/nasdaq-100.aspx

NASDAQ®, NASDAQ-100 Index® and The NASDAQ Stock Market® are registered trademarks of The NASDAQ Stock Market, Inc.

PowerShares QQQ™, formerly known as “QQQ” or the “NASDAQ- 100 Index Tracking Stock®”, is an exchange-traded fund based on the NASDAQ-100 Index®. The Fund will, under most circumstances, consist of all of stocks in the Index.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2013 VimpelCom had 215 million mobile subscribers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman Investor_Relations@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach/Artem Minaev pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

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